EXHIBIT 99.1

Burcon Closes US$1.65 Million Private Placement

VANCOUVER, British Columbia, Jan. 22, 2015 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation ("Burcon") (TSX:BU) (Nasdaq:BUR), a leader in functional, renewable plant proteins, announced today that it has closed a non-brokered private placement of 660,000 common shares at a price of US$2.50 per share for gross proceeds of US$1,650,000 (the "Placement") or approximately CAD$2,041,000 based on the Bank of Canada US-CAD noon exchange rate of 1.23716 on January 22, 2015. Proceeds from the Placement will be used for general working capital purposes.

The common shares sold in the Placement are subject to a four month hold period which, under applicable Canadian securities laws, expires on May 23, 2015.

The common shares sold in the Placement have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable state securities laws and may not be offered or sold in the United States unless registered under the U.S. Securities Act or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the foregoing securities in any jurisdiction, including in the United States, in which such offer, solicitation or sale would be unlawful.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the use of proceeds from the Placement. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section titled "Risk Factors" in Burcon's annual information form dated June 23, 2014 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon's 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov.  Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca